Tradefox, Inc. (the "Company") a Delaware Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Tradefox, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 4, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	22,173	55,784
Loan Receivables	17,058	26,813
Loan Receivables - Related Parties	164,451	140,815
Interest Receivable	1,749	1,283
Total Current Assets	205,431	224,696
Non-current Assets		
Security Deposits	1,578	1,696
Digital Assets	11,374	-
Intangible Assets: Tech Development, net of Accumulated Amortization	61,791	81,237
Total Non-Current Assets	74,743	82,932
TOTAL ASSETS	280,174	307,628
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	106,570	27,575
Deferred Revenue	6,329	3,578
Accrued Expenses	22,757	-
Notes Payable	30,112	50,489
Notes Payable - Related Party	86,450	3,512
Taxes Payable	71,145	17,950
Accrued Interest	-	9,088
Total Current Liabilities	323,364	112,193
Non-Current Liabilities		
Future Equity Obligations - SAFE	1,265,512	1,265,512
Total Non-Current Liabilities	1,265,512	1,265,512
TOTAL LIABILITIES	1,588,876	1,377,705
EQUITY		
Common Stock	9	9
Preferred Stock	4	4
Additional Paid-in Capital	1,068,105	684,401
Other Comprehensive Loss	(5,113)	(1,299)
Accumulated Deficit	(2,371,706)	(1,753,191)
Total Equity	(1,308,701)	(1,070,076)
TOTAL LIABILITIES AND EQUITY	280,174	307,628

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Net Revenue	10,036	4,478
Gross Profit	10,036	4,478
Operating Expenses		
Advertising and Marketing	2,179	5,839
General and Administrative	346,213	235,047
Research and Development	242,457	-
Rent and Lease	19,838	22,958
Amortization	13,808	22,874
Total Operating Expenses	624,495	286,717
Operating Income (loss)	(614,458)	(282,239)
Other Income		
Other	-	1,846
Total Other Income	-	1,846
Other Expense		
Interest Expense	4,057	20,027
Total Other Expense	4,057	20,027
Provision for Income Tax	-	-
Net Income (loss)	(618,515)	(300,420)
Foreign Currency Loss	3,814	1,299
Comprehensive Income (loss)	(622,329)	(301,719)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Other Comprehensive Income (Loss)	(622,329)	(301,719)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	10,407	22,531
Accounts Payable	95,254	(27,579)
Credit Cards	(16,258)	31,073
Sales Tax Payable	-	36,526
Accrued Expense	22,872	-
Payroll Tax	49,666	5,811
Deferred Revenue	2,751	3,578
Accrued Interest - Receivable	(466)	(900)
Accrued Interest	(9,088)	(4,918)
Foreign Currency Translation Loss	3,814	1,299
Other	6,093	(9,643)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	165,044	57,778
Net Cash provided by (used in) Operating Activities	(457,285)	(243,941)
INVESTING ACTIVITIES		
Loan Receivable - Related Party	(26,527)	(14,564)
Loan Receivable	(1,272)	(1,509)
Deposit	118	(140)
Digital Asset	(11,374)	-
Tech Development	-	(24,908)
Net Cash provided by (used by) Investing Activities	(39,055)	(41,121)
FINANCING ACTIVITIES		
Loan Payable - Related Party	7,862	(33,347)
Loan Payable	66,074	3,711
Future Equity Obligations – SAFE Note Issuances	-	238,625
Additional Paid-in Capital	383,705	117,448
Net Cash provided by (used in) Financing Activities	457,641	326,438
Cash at the beginning of period	55,784	14,408
Net Cash increase (decrease) for period	(38,699)	41,376
Cash at end of period	17,085	55,784

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock		APIC	Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount				
Beginning Balance at 1/1/2020	882,400	9	394,638	4	566,952	-	(1,439,594)	(872,629)
Additional Paid in Capital	-	-	-	-	117,448	-	-	117,448
Foreign Currency Translation Gain (Loss)	-	-	-	-	-	(1,299)	-	(1,299)
Issuance Cost Associated with SAFE Proceeds	-	-	-	-	-	-	(13,177)	(13,177)
Net Income (Loss)	-	-	-	-	-	-	(300,420)	(300,420)
Ending Balance 12/31/2020	882,400	9	394,638	4	684,401	(1,299)	(1,753,191)	(1,070,076)
Additional Paid in Capital	-	-	-	-	383,705	-	-	383,705
Foreign Currency Translation Gain (Loss)	-	-	-	-	-	(3,814)	-	(3,814)
Net Income (Loss)	-	-	-	-	-	-	(618,515)	(618,515)
Ending Balance 12/31/2021	882,400	9	394,638	4	1,068,105	(5,113)	(2,371,705)	(1,308,701)

Tradefox, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Tradefox, Inc. (“the Company”) is a corporation organized under the laws of the State of Delaware on July 13th, 2012. The Company operates an online platform through its wholly owned foreign subsidiary that provides business intelligence for companies in the recycling industry. Scrap Connection, B.V. is a Netherlands registered company that is wholly owned by Tradefox, Inc.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly owned subsidiary, Scrap Connection, B.V.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company earns revenue from subscription fees charged to users of Tradefox, the Company's proprietary information system for users in the scrap metal industry. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable, and collectability is reasonably assured. The Company had deferred revenue in the amounts of $6,329 and $3,578 as of December 31st, 2021 and 2020, respectively.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 10 years.

Loan Receivables

The Company loaned approximately $17,060 to a third party. The amount accrues interest at approximately 3% and is due in 2025. The balance of the loan receivable was $17,058 and had an accrued interest receivable of $1,749 as of December 31st, 2021.

See Note 3 – Related Party Transactions for details of loan receivable from related parties.

Digital Asset

During the year ended December 31st, 2021, the Company held approximately $11,374 in Mettalex (MTLX) (a "digital asset"). The Company currently accounts for all digital assets held as a result of these transactions as indefinite-lived intangible assets in accordance with ASC 350, *Intangibles—Goodwill and Other*. The Company has ownership of and control over the digital assets and may use third-party custodial services to secure it. The digital assets are initially recorded at cost and are subsequently remeasured on the balance sheet at cost, net of any impairment losses incurred since acquisition.

The Company determines the fair value of their digital assets on a nonrecurring basis in accordance with ASC 820, *Fair Value Measurement*, based on quoted prices on the active exchange(s) that we have determined is the principal market for such assets (Level 1 inputs). The Company performs an analysis each quarter to identify whether events or changes in circumstances, principally decreases in the quoted prices on active exchanges, indicate that it is more likely than not that their digital assets are impaired. In determining if an impairment has occurred, the Company considers the lowest market price of one unit of digital asset quoted on the active exchange since acquiring the digital asset. If the then current carrying value of a digital asset exceeds the fair value so determined, an impairment loss has occurred with respect to those digital assets in the amount equal to the difference between their carrying values and the price determined.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and the Netherlands. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The CEO loaned the Company $86,450. The balance is due on demand and accrues interest at 9%. The balance of the loan was $86,450 as of December 31st, 2021.

The Company has loaned money to the CEO. The balance is due on demand and accrues interest at 3%. The balance of the loan receivable was $164,451 as of December 31st, 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The Company entered into a loan agreement on May 4th, 2021, in the amount of $30,112. The loan accrues interest at 9% and is due on demand. The balance of the loan was $30,112 as of December 31st, 2021.

The Company entered into a loan agreement with a third party totaling $65,532 which was accruing 9% per annum interest. The loan was converted into shares of the company on June 24th, 2021.

Simple Agreements for Future Equity (SAFE) - The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event ranging from 80% to 90% discounts. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered ranged from $5.95M – 30M.

See Note 3 – Related Party Transactions for details of loan entered into with a family member of the CEO.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$116,563
2023	-
2024	-
2025	-
2026	-
Thereafter	-

* The SAFEs mature during a change of control or qualified financing event which can occur in any year.

NOTE 6 – EQUITY

The total number of shares of stock which the corporation is authorized to issue is 11,100,000 of which 10,000,000 shall be shares of Common Stock having a par value of $0.00001 per share, 1,000,000 shall be shares of Preferred Stock (Series A) having a par value of $0.00001 per share, and 100,000 shall be shares of Preferred Stock (Series AA), having a par value of $0.00001 per share, with such rights and entitlements as are approved by the Board of Directors and stockholders.

The Company had 882,400 Common Stock issued and outstanding as of December 31st, 2021.

The Company had 394,638 Series A Preferred Stock issued and outstanding as of December 31st, 2021.

The Company did not have any Series AA Preferred Stock issued or outstanding as of December 31st, 2021.

Voting: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2021, no dividends had been declared. Preferred Stockholders have dilution protected dividend preference.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 4, 2022, the date these financial statements were available to be issued.

On April 30th, 2022, the Company fully paid off the loan in the amount of $30,112 as of December 31st, 2021.

The Company began paying off the related party loan of $86,450 from the CEO's family member. The amount paid includes approximately $17,000 on January 5th and $25,000 on August 25th.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.